UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number:  001-32520

ARIES MARITIME TRANSPORT LIMITED

(Translation of registrant's name into English)

18 Zerva Nap. Str.
166 75 Glyfada
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on Form 6-K is a copy of the Notice of Annual Meeting and Proxy Statement of Aries Maritime Transport Limited relating to its annual general meeting scheduled to be held on August 26, 2009.

Exhibit 1

July 27, 2009

TO THE SHAREHOLDERS OF
ARIES MARITIME TRANSPORT LIMITED

Enclosed is a Notice of Annual General Meeting of Shareholders of Aries Maritime Transport Limited (the "Company") which will be held at the Company's offices located at 18 Zerva Nap. Str., Glyfada, 166 75 Athens, Greece on August 26, 2009 at 11:00 a.m. local time, and related materials.

At this Annual General Meeting of Shareholders (the "Meeting"), the shareholders of the Company will consider and vote upon proposals:

1.	To elect Mr. Mons S. Bolin and Captain Gabriel Petridis to serve as Class I directors until the 2012 Annual General Meeting of Shareholders ("Proposal One");

2.	To approve the appointment of PricewaterhouseCoopers S.A. as the Company's independent auditors for the fiscal year ending December 31, 2009 ("Proposal Two");

3.
To increase the authorized share capital of the Company from US$1,300,000 divided into one hundred million (100,000,000) common shares of par value US$0.01 each and thirty million (30,000,000) preference shares of par value US$0.01 each to US$15,000,000 divided into one billion (1,000,000,000) common shares of par value US$0.01 each and five hundred million (500,000,000) preference shares of par value US$0.01 each by the creation of nine hundred million (900,000,000) common shares of par value US$0.01 each and four hundred and seventy million (470,000,000) preference shares of par value US$0.01 each, and to amend the Memorandum of Association accordingly ("Proposal Three");

4.
If Proposal Three is adopted, to amend the Bye-laws of the Company to reflect an increase in its authorized share capital to one billion (1,000,000,000) common shares, par value $0.01 per share and five hundred million (500,000,000) preference shares, par value $0.01 per share ("Proposal Four"); and

5.	To transact other such business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposals One, Two, Three and Four requires the affirmative vote of a majority of the votes cast at the meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Jeffrey Owen Parry
Chief Executive Officer

ARIES MARITIME TRANSPORT LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
AUGUST 26, 2009

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders of Aries Maritime Transport Limited (the "Company") will be held at the Company's offices located at 18 Zerva Nap. Str., Glyfada, 166 75 Athens, Greece on August 26, 2009 at 11:00 a.m. local time, for the following purposes, of which items 1, 2, 3 and 4 are more completely set forth in the accompanying Proxy Statement:

1.	To elect Mr. Mons S. Bolin and Captain Gabriel Petridis to serve as Class I directors until the 2012 Annual General Meeting of Shareholders ("Proposal One");

2.	To approve the appointment of PricewaterhouseCoopers S.A. as the Company's independent auditors for the fiscal year ending December 31, 2009 ("Proposal Two");

3.
To increase the authorized share capital of the Company from US$1,300,000 divided into one hundred million (100,000,000) common shares of par value US$0.01 each and thirty million (30,000,000) preference shares of par value US$0.01 each to US$15,000,000 divided into one billion (1,000,000,000) common shares of par value US$0.01 each and five hundred million (500,000,000) preference shares of par value US$0.01 each by the creation of nine hundred million (900,000,000) common shares of par value US$0.01 each and four hundred and seventy million (470,000,000) preference shares of par value US$0.01 each, and to amend the Memorandum of Association accordingly ("Proposal Three");

4.
If Proposal Three is adopted, to amend the Bye-laws of the Company to reflect an increase in its authorized share capital to one billion (1,000,000,000) common shares, par value $0.01 per share and five hundred million (500,000,000) preference shares, par value $0.01 per share ("Proposal Four");

5.	To lay before the shareholders the Company's audited financial statements for the year ended December 31, 2008; and

6.	To transact other such business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on July 22, 2009 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual General Meeting or any adjournment or postponement thereof.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By Order Of The Board Of Directors

Olga Lambrianidou
Secretary
July 27, 2009
Hamilton, Bermuda

ARIES MARITIME TRANSPORT LIMITED

______________________

PROXY STATEMENT

FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 26, 2009

________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Aries Maritime Transport Limited, a Bermuda company (the "Company"), for use at the Annual General Meeting of Shareholders to be held at the Company's offices located at 18 Zerva Nap. Str., Glyfada, 166 75 Athens, Greece on August 26, 2009 at 11:00 a.m. local time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about July 27, 2009.

VOTING RIGHTS AND OUTSTANDING SHARES

On July 22, 2009 (the "Record Date"), the Company had outstanding 28,961,877 common shares, par value $0.01 per share (the "Common Shares").  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  Two or more shareholders present in person at the Meeting or by proxy representing in excess of one third of the total issued voting shares of the Company shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted for the proposals set forth on the Notice of Annual General Meeting of Shareholders.

The Common Shares are listed on The Nasdaq Global Market under the symbol "RAMS."

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office at Cannons Court 22 Victoria Street P.O. Box HM 1179 Hamilton HM EX Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF CLASS I DIRECTORS

The Company currently has five directors divided into three classes.  As provided in the Company's Bye-laws, at the first Annual General Meeting of Shareholders on May 25, 2006, we elected Class I, Class II and Class III directors with three, two, and one year terms, respectively.  At each succeeding Annual General Meeting, successors to the class of Directors whose term expires at that Annual General Meeting shall be elected for a three year term.  Accordingly, the directorship term for our Class I directors is set to expire.  Since the first Annual General Meeting, Captain Gabriel Petridis was appointed to the board of directors as a Class I director to fill the vacancy resulting from the resignation of Mr. Richard Coxall, our former Chief Financial Officer and Class I director.  The board of directors has nominated Mr. Mons S. Bolin and Captain Gabriel Petridis for election as Class I directors, each to serve for a three-year term.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of Mr. Mons S. Bolin and Captain Gabriel Petridis.  It is expected that Mr. Mons S. Bolin and Captain Gabriel Petridis will be able to serve, but if before the election it develops that Mr. Mons S. Bolin and Captain Gabriel Petridis are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.

Nominees For Election To The Company's Board Of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position
Mons S. Bolin	55	Class I Director
Captain Gabriel Petridis	55	Class I Director
   Certain biographical information about Mr. Mons S. Bolin and Captain Gabriel Petridis is set forth below.

Mons S. Bolin has served as a director since April 2005 and served as our Chief Executive Officer from April 2005 to July 2008 and President from April 2005 to June 2009. He has over 30 years of shipping industry experience. After graduating with distinction in Law (LLB), Economics and Business Administration from the University of Lund in Sweden, Mr. Bolin completed his military service as an officer in the Swedish Royal Marines in 1975. Mr. Bolin worked as a shipbroker for Fearnleys A/S in Oslo, Norway from 1975 to 1977 and was then a director and partner in the shipbrokering firm of Alexandrakis Brandts in Greece for eight years before co-founding an oil/commodity trading and ship operating business, Westminster Oil and Gas Ltd., in London in 1985. In 1991 he co-founded with Gabriel Petridis, Southern Seas Shipping Corporation, an affiliate of Aries Energy, which he still beneficially owns with Capt. Petridis. From February 1997 to April 2005, Mr. Bolin was co-managing director of Magnus Carriers. He remains a director of Sea Breeze UK Ltd., an affiliate of Aries Energy. Mr. Bolin is a citizen of Sweden and a resident of Great Britain.

Captain Gabriel Petridis was appointed to our board of directors in April 2008 and as Chairman to our board of directors in July 2008 to fill the vacancy resulting from the resignation of  Per Olav Karlsen.  Capt Gabriel Petridis served as Officer and Master for over 18 years in various types of vessels such as tankers, bulk carriers, multipurpose, and gas carriers and served for 32 months as Officer and as Vice Commander in mine sweepers in the Greek Navy.  He has been employed by various shipping companies since 1986 holding managerial positions in different departments.  In 1991, he co-founded with Mons Bolin, Southern Seas Shipping Corporation, an affiliate of Aries Energy Corporation, which he still beneficially owns with Mr. Bolin.  From February 1997 until the end of 2005, Capt Petridis was the Managing Director of Magnus Carriers.  In 1986, he was employed as a director in World Carriers, a company based in London which owned and managed a fleet of about 20 very large crude carriers and product carriers.  He remains a co-director of Sea Breeze (UK) Ltd., an affiliate of Aries Energy Corporation.  He graduated from the Nautical College of Greece.  Capt Petridis is citizen of Greece and France and a resident of Greece.

Required Vote.  Approval of Proposal One will require the affirmative vote of a majority of the votes cast by shareholders entitled to vote thereon.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The board of directors is submitting for approval at the Meeting the selection of PricewaterhouseCoopers S.A. as the Company's independent auditors for the fiscal year 2009.  The board of directors will also lay before the Meeting the Company's audited financial statements for the year ended December 31, 2008.  These financial statements are being distributed to shareholders as part of the Company's 2008 Annual Report, which is available for download on the Company's website, www.ariesmaritime.com. Any shareholder may receive a hard copy of the Company's Annual Report, which includes the financial statements, free of charge upon request.

PricewaterhouseCoopers S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the votes cast by shareholders entitled to vote thereon.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE 2009 FISCAL YEAR.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

AMENDMENT TO MEMORANDUM OF ASSOCIATION TO
INCREASE AUTHORIZED SHARE CAPITAL

The board of directors is submitting for approval at the Meeting that the authorized share capital of the Company be increased from US$1,300,000 divided into one hundred million (100,000,000) common shares of par value US$0.01 each and thirty million (30,000,000) preference shares of par value US$0.01 each to US$15,000,000 divided into one billion (1,000,000,000) common shares of par value US$0.01 each and five hundred million (500,000,000) preference shares of par value US$0.01 each by the creation of nine hundred million (900,000,000) common shares of par value US$0.01 each and four hundred and seventy million (470,000,000) preference shares of par value US$0.01 each and to amend the Memorandum of Association accordingly.  The Company currently has authorized one hundred million (100,000,000) common shares, of which 28,961,877 are issued and outstanding as of the Record Date, and thirty million (30,000,000) preference shares of which none are issued and outstanding as of the Record Date.  The Company believes it will benefit from having the flexibility to issue additional equity securities without the delay and expense of calling shareholder meetings.  As previously disclosed, the Company has entered into a non-binding letter of intent with Grandunion, Inc., a company controlled by Michael Zolotas and Nicholas Fistes, that contemplates, among other things, the acquisition of three Capesize drybulk carriers with an approximate net asset value of $36.0 million in exchange for 15,977,778 newly issued shares of the Company, and a change of control of the Company's board of directors.  In order to consummate the transactions contemplated by the letter of intent, the Company is required to have sufficient authorized share capital.  If Proposal Three is adopted, the Company would have the flexibility to issue the 7% Senior Unsecured Convertible Notes due 2014 as contemplated by the letter of intent without further shareholder vote.

If approved, a Certificate of Deposit of Memorandum of Increase of Share Capital will be filed with the Registrar of Companies and Section 5 of the Company's Memorandum of Association will be revised by manuscript to indicate that the authorized capital of the Company is US$15,000,000 divided into one billion (1,000,000,000) common shares, par value $0.01 per share and five hundred million (500,000,000) preference shares, par value $0.01 per share.

Required Vote.  Approval of Proposal Three will require the affirmative vote of a majority of the votes cast by shareholders entitled to vote thereon.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT TO THE COMPANY'S MEMORANDUM OF ASSOCIATION.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL FOUR

AMENDMENT TO BYE-LAWS TO REFLECT AN
INCREASE IN AUTHORIZED SHARE CAPITAL

If Proposal Three is adopted, the board of directors is submitting for approval at the Meeting an amendment to the Company's Bye-laws to reflect an increase in the Company's authorized share capital to one billion (1,000,000,000) common shares, par value $0.01 per share and five hundred million (500,000,000) preference shares, par value $0.01 per share.  The Company currently has authorized one hundred million (100,000,000) common shares and thirty million (30,000,000) preference shares.  This Proposal Four relates to the proposed increase in authorized share capital discussed under "Proposal Three" above and is necessary only if Proposal Three is adopted and approved.

The board of directors has previously approved such an amendment by means of a board resolution in accordance with Bye-law 77 of the Company's Bye-laws.  If Proposals Three and Four are approved, Section 4.1 of the Company's Bye-laws will be revised to state in its entirety:

4.1           At the date these Bye-laws are adopted, the share capital of the Company shall be divided into two classes: (i) 1,000,000,000 common shares of par value US$0.01 each (the "Common Shares") and (ii) 500,000,000 preference shares of par value US$0.01 each (the "Preference Shares").

Required Vote.  Approval of Proposal Four will require the affirmative vote of a majority of the votes cast by shareholders entitled to vote thereon.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT TO THE COMPANY'S BYE-LAWS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One, Two or Three have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.

By Order of the Directors

Olga Lambrianidou
Secretary

July 27, 2009
Hamilton, Bermuda

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIES MARITIME TRANSPORT LIMITED
(registrant)

Dated: August 3, 2009
By:  /s/ Jeffrey Owen Parry
Name:  Jeffrey Owen Parry
Title:     Chief Executive Officer

SK 23248 0002 1019147